DEAN HELLER
Secretary of State

101 North Carson Street, Suite 3
Carson City, Nevada 89701-4786
(775) 684 5708

Articles of Incorporation
(PURSUANT TO NRS 78)

Office Use Only:

Important: Read attached instructions before completing form.

1. Name of Corporation: BW ACQUISITION, INC.

2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)

R/A's of America (#7-00154)
Name
P. O. Box 662, 1177 Fairview Drive, #996 | Carson City, NEVADA 89702-0662
Street Address | City | Zip Code

3. Shares: (number of shares corporation authorized to issue)

Number of shares with par value: 25,000,000 Par value: $.001 Number of shares without par value: n/a

4. Names, Addresses, Number of Board of Directors/Trustees:

The First Board of Directors/Trustees shall consist of 1 members whose names and addresses are as follows:

1. William F. Webster
Name
801 K Street, Suite 900 | Sacramento, CA 95814
Street Address | City | State | Zip Code

2. ____
Name
____
Street Address | City | State | Zip Code

3. ____
Name
____
Street Address | City | State | Zip Code

4. ____
Name
____
Street Address | City | State | Zip Code

5. Purpose: (optional–see instructions)

The purpose of this Corporation shall be:

6. Other Matters: (see instructions)

Number of additional pages attached: none

7. Names, Addresses and Signatures of Incorporators: (attach additional pages if there are more than 2 incorporators).

Terrall W. Chilcoat | /S/
Name | Signature
1177 Fairview Drive #996 | Carson City, NV 89702
Address | City | State | Zip Code

____ | ____
Name | Signature
____
Address | City | State | Zip Code

8. Certificate of Acceptance of Appointment of Resident Agent:

I, Terrall W. Chicoat hereby accept appointment as Resident Agent for the above named corporation.

/S/ | 10-03-00
Signature of Resident Agent | Date

This form must be accompanied by appropriate fees. See attached fee schedule.